SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Diversified Healthcare Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

25525P107
(CUSIP Number)

D. E. Shaw & Co. L.P. Attn: Legal & Compliance Department
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
(212) 478-0000

Copies to:
Eleazer Klein, Esq.
Adriana Schwartz, Esq.
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 2 of 11

1	NAMES OF REPORTING PERSONS D. E. Shaw Galvanic Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 3 of 11

1	NAMES OF REPORTING PERSONS D. E. Shaw Manager II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 4 of 11

1	NAMES OF REPORTING PERSONS D. E. Shaw Adviser II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 5 of 11

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 6 of 11

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 7 of 11

1	NAMES OF REPORTING PERSONS David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,994,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,994,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,994,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 8 of 11

Introductory Note

This Amendment No. 3 to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 12, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 18, 2023 and by Amendment No. 2 to Schedule 13D filed on October 5, 2023 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	IDENTITY AND BACKGROUND.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b) The business address and principal office, as applicable, of all Reporting Persons and of each of the other persons named in this Item 2 is Two Manhattan West, 375 Ninth Avenue, 52nd floor, New York, NY 10001.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), (b) of the Schedule 13D is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Form 10-Q filed with the SEC on August 1, 2024, there were 240,574,611 Shares issued and outstanding of the Issuer as of July 31, 2024. The 11,994,400 Shares beneficially owned by Galvanic Portfolios (the “Subject Shares”) represent approximately 4.99% of the Shares issued and outstanding.

Manager II, as the manager of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Adviser II, as the investment adviser of Galvanic Portfolios, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LLC, as the managing member of Manager II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. DESCO LP, as the managing member of Adviser II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On October 9, 2024, the Reporting Persons beneficially owned 4.99% of the Shares issued and outstanding. None of Manager II, Adviser II, DESCO LLC, or DESCO LP owns any of the Subject Shares directly, and each of Manager II, Adviser II, DESCO LLC, and DESCO LP disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any Shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member of Adviser II, which in turn is the investment adviser of Galvanic Portfolios, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Manager II, which in turn is the manager of Galvanic Portfolios, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of October 9, 2024, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Shares other than those set forth in Item 5.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) The trading dates, price per Share, and number of Shares purchased or sold for all transactions by the Reporting Persons or, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, in the Shares from August 10, 2024 through October 9, 2024 are set forth below. All such transactions were brokered transactions.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 9 of 11

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Galvanic Portfolios	08/12/2024	$3.0441[2]	(18,303)
Galvanic Portfolios	08/13/2024	$3.1042[3]	(11,328)
Galvanic Portfolios	08/14/2024	$3.0939[4]	(13,300)
Galvanic Portfolios	08/15/2024	$3.1906[5]	(18,100)
Galvanic Portfolios	08/16/2024	$3.1700[6]	(7,300)
Galvanic Portfolios	08/19/2024	$3.2227[7]	(11,000)
Galvanic Portfolios	08/20/2024	$3.2045[8]	(8,130)
Galvanic Portfolios	08/21/2024	$3.2402[9]	(14,800)
Galvanic Portfolios	08/22/2024	$3.2154[10]	(16,706)
Galvanic Portfolios	08/23/2024	$3.4432[11]	(30,100)
Galvanic Portfolios	08/26/2024	$3.5188[12]	(17,271)
Galvanic Portfolios	08/27/2024	$3.6291[13]	(8,002)
Galvanic Portfolios	08/28/2024	$3.5241[14]	(12,939)
Galvanic Portfolios	08/29/2024	$3.4971[15]	(9,684)
Galvanic Portfolios	08/30/2024	$3.4428[16]	(10,610)
Galvanic Portfolios	09/03/2024	$3.3899[17]	(11,759)
Galvanic Portfolios	09/04/2024	$3.3268[18]	(11,410)
Galvanic Portfolios	09/05/2024	$3.2921[19]	(7,360)
Galvanic Portfolios	09/06/2024	$3.2203[20]	(14,200)
Galvanic Portfolios	09/09/2024	$3.2195[21]	(9,100)
Galvanic Portfolios	09/10/2024	$3.2007[22]	(9,187)
Galvanic Portfolios	09/11/2024	$3.2735[23]	(13,800)
Galvanic Portfolios	09/12/2024	$3.3992[24]	(9,504)
Galvanic Portfolios	09/13/2024	$3.5372[25]	(17,808)
Galvanic Portfolios	09/16/2024	$3.5687[26]	(20,730)
Galvanic Portfolios	09/17/2024	$3.6571[27]	(34,700)
Galvanic Portfolios	09/18/2024	$3.7947[28]	(22,747)
Galvanic Portfolios	09/19/2024	$3.8403[29]	(30,565)
Galvanic Portfolios	09/20/2024	$3.8113[30]	(40,000)
Galvanic Portfolios	09/23/2024	$3.8652[31]	(4,178)
Galvanic Portfolios	09/26/2024	$3.7570[32]	(13,649)
Galvanic Portfolios	09/27/2024	$3.7435[33]	(14,699)
Galvanic Portfolios	09/30/2024	$4.1495[34]	(60,500)
Galvanic Portfolios	10/01/2024	$4.1427[35]	(27,581)
Galvanic Portfolios	10/02/2024	$4.0603[36]	(25,073)
Galvanic Portfolios	10/03/2024	$3.9142[37]	(15,300)
Galvanic Portfolios	10/04/2024	$3.8935[38]	(10,200)
Galvanic Portfolios	10/07/2024	$3.7494[39]	(15,398)
Galvanic Portfolios	10/08/2024	$3.7838[40]	(13,100)
Galvanic Portfolios	10/09/2024	$3.7741[41]	(10,100)

1 Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of Shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $3.0000 to $3.1000.

3 A weighted average price based on prices ranging from $3.0500 to $3.1412.

4 A weighted average price based on prices ranging from $3.0400 to $3.1450.

5 A weighted average price based on prices ranging from $3.1000 to $3.2400.

6 A weighted average price based on prices ranging from $3.1500 to $3.2200.

7 A weighted average price based on prices ranging from $3.1800 to $3.2500.

8 A weighted average price based on prices ranging from $3.1748 to $3.2300.

9 A weighted average price based on prices ranging from $3.1600 to $3.2800.

10 A weighted average price based on prices ranging from $3.1700 to $3.2600.

11 A weighted average price based on prices ranging from $3.2400 to $3.5450.

12 A weighted average price based on prices ranging from $3.4250 to $3.5908.

13 A weighted average price based on prices ranging from $3.5700 to $3.6700.

14 A weighted average price based on prices ranging from $3.4500 to $3.6400.

15 A weighted average price based on prices ranging from $3.4600 to $3.5300.

16 A weighted average price based on prices ranging from $3.4000 to $3.5900.

17 A weighted average price based on prices ranging from $3.3400 to $3.4700.

18 A weighted average price based on prices ranging from $3.2700 to $3.4258.

19 A weighted average price based on prices ranging from $3.2400 to $3.3900.

20 A weighted average price based on prices ranging from $3.1850 to $3.2600.

21 A weighted average price based on prices ranging from $3.1900 to $3.2500.

22 A weighted average price based on prices ranging from $3.1300 to $3.2800.

23 A weighted average price based on prices ranging from $3.2100 to $3.3500.

24 A weighted average price based on prices ranging from $3.2900 to $3.4750.

25 A weighted average price based on prices ranging from $3.4700 to $3.5800.

26 A weighted average price based on prices ranging from $3.5200 to $3.6000.

27 A weighted average price based on prices ranging from $3.4900 to $3.7200.

28 A weighted average price based on prices ranging from $3.6700 to $3.9000.

29 A weighted average price based on prices ranging from $3.6600 to $3.9100.

30 A weighted average price based on prices ranging from $3.7000 to $3.8967.

31 A weighted average price based on prices ranging from $3.8200 to $3.9000.

32 A weighted average price based on prices ranging from $3.7064 to $3.8300.

33 A weighted average price based on prices ranging from $3.7000 to $3.8000.

34 A weighted average price based on prices ranging from $3.9600 to $4.2200.

35 A weighted average price based on prices ranging from $4.0800 to $4.1900.

36 A weighted average price based on prices ranging from $4.0100 to $4.2100.

37 A weighted average price based on prices ranging from $3.8600 to $4.0100.

38 A weighted average price based on prices ranging from $3.8500 to $3.9500.

39 A weighted average price based on prices ranging from $3.7200 to $3.8200.

40 A weighted average price based on prices ranging from $3.7100 to $3.8400.

41 A weighted average price based on prices ranging from $3.7500 to $3.8200.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 10 of 11

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) On October 7, 2024, Galvanic Portfolios, Manager II, Adviser II, DESCO LLC, DESCO LP, and David E. Shaw ceased to be the beneficial owners of more than 5% of the outstanding Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Galvanic Portfolios holds an aggregate principal amount of $15,016,000 of the Issuer’s 9.75% Senior Notes due 2025 (the “Bonds”). These Bonds do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such Bonds.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement, by and among the Reporting Persons, dated June 12, 2023 (incorporated by reference to the Schedule 13D filed on June 12, 2023).

Exhibit 2:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 3:	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

CUSIP No. 25525P107	SCHEDULE 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated August 1, 2024, granted by David E. Shaw in favor of Daniel R. Marcus, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: October 9, 2024

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Chief Compliance Officer

David E. Shaw

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Attorney-in-Fact for David E. Shaw